UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Telewest Communications plc
                                (Name of Issuer)

                        Ordinary Shares of 10 pence each
                         (Title of Class of Securities)

                                     None**
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319; (404) 843-5564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP Number for the American Depositary Shares, each representing ten Ordinary Shares of 10 pence each, is 87956P 10 5.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 2 of 7
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Anne Cox Chambers


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       Not Applicable

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S.A.


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       IN

--------------------------------------------------------------------------------

Schedule 13D/A                                                     Page 3 of 7
Anne Cox Chambers
Telewest Communications plc


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Ordinary Shares, par value 10 pence each ("Ordinary Shares"), of Telewest Communications plc, a company organized and existing under the laws of England and Wales (the "Issuer").

     The address of the principal executive and business office of the Issuer is:
                  Telewest Communications plc
                  Genesis Business Park, Albert Drive
                  Woking, Surrey GU21 5RW
                  United Kingdom

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The person filing this statement on Schedule 13D is Anne Cox Chambers. A joint statement is being filed separately for Cox U.K. Communications, L.P. ("Cox U.K."), Cox Communications International, Inc. ("Cox International"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI") and Cox Enterprises, Inc. ("CEI") (collectively, the "Cox Entities"). Barbara Cox Anthony, who shares control with Mrs. Chambers over the Cox Entities, also is filing a separate statement.

     (b) The principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

     (c) The present principal employment of Mrs. Chambers is Director and Vice President of CEI.

     (d) During the last five years, Mrs. Chambers has not been convicted in a criminal proceeding.

     (e) During the last five years, Mrs. Chambers has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mrs. Chambers is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of the date of the event requiring the filing of this amended Schedule 13D, the Cox Entities transferred 253,765,818 Ordinary Shares of the Issuer (the "Shares") to Dresdner Kleinwort Benson North America LLC ("DKB"), a Delaware corporation, in its capacity as agent for Kleinwort Benson Securities Limited ("KBSL"), a company registered in the United Kingdom, in exchange for cash consideration.

Schedule 13D/A                                                     Page 4 of 7
Anne Cox Chambers
Telewest Communications plc

     The Cox Entities transferred the Shares on January 15, 1999, pursuant to the Purchase Agreement, dated January 6, 1999 (the "Purchase Agreement"), between Cox U.K. and DKB, for total consideration of 444,724,596.05 British pounds. A copy of the Purchase Agreement is being filed as Exhibit 7.08 to this amended Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     As disclosed in Amendment No. 1 to this Schedule 13D, dated September 8, 1998 and filed September 28, 1998, ("Amendment No. 1") the Cox Entities were evaluating various options to monetize their investment in the Issuer. As a result of the transaction described in Item 3 above, the Cox Entities were successful in monetizing their entire investment on acceptable terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number of Ordinary Shares which the Cox Entities transferred is 253,765,818. This represents approximately 11.8% of the Issuer's outstanding Ordinary Shares (based on the information contained in a press release issued by Telewest Communications plc on September 15, 1998 and filed as exhibit 99.4 to Telewest's report on Form 8-K, dated September 1, 1998 (SEC file no. 0-26840)).

     To the best of the Cox Entities' knowledge, none of the Cox Entities beneficially owns any Ordinary Shares of Telewest.

     (b) The Cox Entities do not possess any voting or dispositive rights with respect to the Shares.

     (c) Except as described in Item 3 above, there are not known to have been any transactions in the Ordinary Shares that were effected during the past 60 days by any of the Cox Entities.

     (d) Following the transaction described in Item 3 above, KBSL had the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

     (e) On January 15, 1999, the Cox Entities ceased to be the beneficial owners of more than five percent of the Ordinary Shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

     The following  contracts  exist with respect to the Ordinary  Shares of the
Issuer:

Schedule 13D/A                                                     Page 5 of 7
Anne Cox Chambers
Telewest Communications plc


RELATIONSHIP AGREEMENT

     The Issuer, TINTA and United Artists Programming-Europe, Inc. (the "TINTA Affiliate"), MediaOne, MediaOne UK Cable, Inc. and MediaOne Cable Partnership Holdings, Inc. (together, the "MediaOne Affiliates") Cox, Cox U.K., SBC and Southwestern Bell International Holdings (UK-1) Corporation (the "SBC Affiliate") entered into an Amended and Restated Relationship Agreement, dated April 15, 1998 (the "Relationship Agreement"), with respect to the management of the Issuer and the ownership, voting and disposal of their beneficial shares in the Issuer. The Relationship Agreement supersedes the Co-Operation Agreement and the Share Dealing Agreement, each as defined and described in the original
Schedule 13D. A summary of certain provisions of the Relationship Agreement which affect the holding or voting of the Ordinary Shares is contained in Amendment No. 1, and such summary is incorporated herein by this reference.

     The rights and obligations of the Cox Entities under the Relationship Agreement did not transfer with the transaction described in Item 3 above.

APPOINTMENT OF DIRECTORS

     The Issuer's Articles of Association, as amended, provide that the Cox Group has the right to appoint one director to the Issuer's board of directors for so long as the members of the Cox Group hold 7.5% of the outstanding
Ordinary Shares or, following a dilutive issuance, 5% or more of the Ordinary Shares, provided that immediately before such dilutive issuance the Cox Group held 7.5% or more of the outstanding Ordinary Shares.

     As a result of the transaction described in Item 3 above, the Cox Entities no longer have the right to appoint a director to the Issuer's board of directors because they hold less than the requisite number of Ordinary Shares. Accordingly, the designee of the Cox Entities no longer serves as member of the Issuer's board of directors.

REGISTRATION RIGHTS

     The Issuer has agreed that the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi S.A. will have the right, subject to certain limited exceptions, to require the Issuer to include all or any portion of their Ordinary Shares in any registered offering by the Issuer of Ordinary Shares under the Securities Act or in a public offering under UK law. In addition, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi will have the right to cause the Issuer on up to ten separate occasions (two exercisable by each of the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi) to offer all or any part of their Ordinary Shares for sale in a registered offering under the Securities Act or in a public offering under UK law.

     The Cox Entities did not assign or transfer their registration rights in connection with the transaction described in Item 3 above and, therefore, the Shares are no longer covered by such rights.

Schedule 13D/A                                                     Page 6 of 7
Anne Cox Chambers
Telewest Communications plc

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The SBCC Share Exchange Agreement, the Registration Rights Agreement, the Co- Operation Agreement, the Share Dealing Agreement and a Joint Filing
Agreement were previously filed as Exhibits 7.01, 7.02, 7.03, 7.04 and 7.05, respectively, to the original Schedule 13D. The Relationship Agreement and the Issuer's Articles of Association were incorporated by reference to exhibits
10.55 and 10.56, respectively, of the Issuer's Registration Statement on Form S-4 (SEC file no. 333-50201) and thereby deemed filed as Exhibits 7.06 and 7.07, respectively, to Amendment No. 1.

     7.08      Purchase Agreement, dated January 6, 1999, between Cox U.K. and
               DKB.

Schedule 13D/A                                                     Page 7 of 7
Anne Cox Chambers
Telewest Communications plc

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            ANNE COX CHAMBERS

    February 5, 1999                By:      /s/ Anne Cox Chambers
   _______________________                  __________________________________
             Date                           Anne Cox Chambers
                                            By:      Andrew A. Merdek
                                                     Attorney-In-Fact